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hi friends my name is carolyn i'm the
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founder of a plant-based edible bakery
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well girl goodies i live in boston i
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love music and i have a passion for the
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healing arts
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i'm a student of yoga ayurveda and
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herbal medicine and i love teaching
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others about these powerful practices
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i'm also a female entrepreneur on a
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mission to make people feel great in
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their body
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and that's why i'm making this video for
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you i have a vision one day to have a
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plant-based
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edible bakery and cafe in boston i'm
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talking newberry street vibes with
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an outdoor patio a library even a small
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stage for concerts somewhere where you
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can consume an infused pastry and a
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pre-roll
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or even have a deep conversation with a
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good friend i've made everything from

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chocolate chip cookies to

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cinnamon rolls to raspberry bars to full

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size cakes and making everything vegan

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is not as hard as some people think

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i use simple clean ingredients like flax

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eggs and oat milk as replacements for

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eggs and milk

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lavrov goodies has been a passion

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project of mine for the past three years

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and it's brought me so much joy

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to be able to craft my brand my recipes

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my packaging

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my procedures and business plans i've

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been so lucky to be able to collaborate

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with friends of mine

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and support their businesses in

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photography graphic design

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merch design videography herbal healing

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and the community that i've built

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through instagram has led me in so many

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different directions and connected me

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with so many new wonderful people

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a typical loud girl baddie is someone
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who appreciates
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high quality goods and visually pleasing
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aesthetics
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they love cannabis for a multitude of
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reasons i've had customers tell me
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before that it's helped reduce their
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stress and anxiety
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helped with pain management and even
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helps with a lifted mood and creative
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sessions
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i'm at the point where i'm ready to take
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laboral goodies to the next level
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after researching the requirements and
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legislation over the past three years
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i know i'm ready to tackle the city and
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the state level licensing
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processes in order to sell my gummies on
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a larger scale
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the future alone girl goodies is
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multi-faceted and will occur over the
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next several years

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the most immediate iteration of the
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business looks like me hiring a team
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where we'll make goodies package them up
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and send them to retail dispensaries so
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that they can distribute them to their
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customer base
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i'll still be on social media connecting
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with people as i have from the beginning
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but i won't be able to sell directly to
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consumers just yet
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we'll start out with three products
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chocolate chip cookies gluten free
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chocolate chip cookies and brookies
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a number of things need to happen before
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you can buy low remedies at your local
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dispensary
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for example i need to test every batch i
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make to ensure accurate dosing
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i need to secure a commercial kitchen
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that i can make out of
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i need to comply with all of the state's
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thorough security requirements and i

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need to move through the city in the
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state level licensing processes
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as you can imagine opening up a licensed
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marijuana establishment is financially
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demanding and time-consuming
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these are the biggest barriers i face
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today i've been a one-woman show for
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years and i'm so proud of the business
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i've created but it is high time that i
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add some additional team members so that
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the business
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can grow to its full potential i'm
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looking for this investment so that i
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can hire a solid team
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pay for a year of rent pre-operation
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while i move through the state and the
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city level licensing processes
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purchase all necessary kitchen and
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security equipment
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test my goodies so that i can maximize
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shelf life
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move through that r d process test the

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goodies during that r d
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process and cover lawyer fees and other
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associated costs
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i'm starting this business because i
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love weed i've seen it help people in a
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multitude of ways and i believe in the
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plan
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i want to start a cannabis business so
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that i can uplift women in other
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marginalized groups
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i want to give employment opportunities
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to those who have been disenfranchised
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by the war on drugs
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and i want to create a community that
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disrupts the weed industry
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as we know it i want to give my
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community a chance to invest in a small
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business with the possibility of making
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money
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back when love property starts to
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generate revenue i've heard from so
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many people in the past how can i

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support you how can i support your
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business
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this right here is how you can support
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my business
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this is an intensely capital demanding
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industry
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but i believe that people will love loud
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prophecies i have no doubt in my mind
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that the brand will succeed and become
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profitable
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if you have the means please consider
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donating to my campaign
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and supporting me on this wild journey
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and if you want to chat on the phone i'm
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always just a phone call away
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thank you so so much for taking the time
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to listen to me talk about my passion
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project and i can't wait to get started
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[Music]
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you